UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 9, 2024 (February 5, 2024)

RMG ACQUISITION CORP. III
(Exact name of registrant as specified in its charter)

Cayman Islands	001-40013	98-1574120
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

57 Ocean, Suite 403 5775 Collins Avenue Miami Beach, Florida	33140
(Address of principal executive offices)	(Zip Code)

(786) 359-4103
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-fifth of one redeemable warrant	RMGCU	NASDAQ
Class A ordinary shares included as part of the units	RMGC	NASDAQ
Redeemable warrants included as part of the units	RMGCW	NASDAQ

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.01.	Notice of Delisting of Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing

A s previously reported on Form 8-K filed on June 26, 2023, on June 20, 2023, RMG Acquisition Corp. III (the “Company”) received a deficiency letter from the Listing Qualifications Department (the “Staff”) of The NASDAQ Stock Market (“Nasdaq”), notifying the Company that, for the previous 30 consecutive business days, the Company’s minimum Market Value of Listed Securities (“MVLS”) was below the minimum of US$35 million required for continued listing on the Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(b)(2) (the “Market Value Standard”). In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company was given 180 calendar days, or until December 18, 2023, to regain compliance with the Market Value Standard.

A s previously reported on Form 8-K filed on December 27, 2023, the Company received a determination letter from the Staff of Nasdaq on December 20, 2023 (the “Letter”) stating that the Company had not regained compliance with the Market Value Standard. The Letter stated that, unless the Company timely requested a hearing before the Nasdaq Hearings Panel (the “Panel”) of this determination, the Staff had determined that the Company’s ordinary shares would be scheduled for delisting from The Nasdaq Capital Market (the “Primary Issue”). The Company timely requested a hearing before the Panel, which stayed any further delisting action by the Staff. A hearing has been set before the Panel on March 21, 2024 (the “Hearing”).

O n February 5, 2024, the Company received a second notice from the Staff stating that the Company’s failure to complete its initial business combination within 36 months of the effectiveness of its IPO registration statement as required by Nasdaq IM-5101-2 serves as an additional basis for delisting (the “Additional Basis Issue”).

O n February 8, 2024, the Company received a written notice from the Panel notifying the Company that the Staff had determined that the Company had regained compliance with the Market Value Standard.

A ccordingly, the Primary Issue is now closed. At the Hearing, the Panel will only consider the Additional Basis Issue , which the Company will address by presenting its plan to complete the previously announced proposed business combination with H2B2 Electrolysis Technologies, Inc. (the “Business Combination”) and thereby evidence compliance with all applicable criteria for initial listing on The Nasdaq Capital Market and request an extension of time to do so.

A lthough the Company is working with all due haste to complete the Business Combination, there can be no assurance that the Panel will grant the Company’s request for continued listing pending the Business Combination’s completion or that the Company will be able to complete the Business Combination within the period of time that may be granted by the Panel. The Panel has the authority to grant the Company an extension through no later than August 3 , 2024.

Item 5.03.	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

The information disclosed in Item 5.07 of this Current Report on Form 8-K (this “ Current Report ”) under the heading “Proposal 1” is incorporated by reference into this Item 5.03 to the extent required.

Item 5.07.	Submission of Matters to a Vote of Security Holders.

Extraordinary General Meeting

On February 7, 2024, the Company held an extraordinary general meeting (the “ Extraordinary General Meeting ”), at which holders of the Company’s 12,159,033 ordinary shares, comprised of the Company’s Class A Ordinary Shares, and the Company’s Class B Ordinary Shares, were present in person or by proxy, representing approximately 95.66% of the voting power of the 12,710,778 issued and outstanding ordinary shares of the Company, comprised of 4,135,778 Class A Ordinary Shares and 8,575,000 Class B Ordinary Shares, entitled to vote at the Extraordinary General Meeting at the close of business on January 16, 2024, which was the record date (the “ Record Date ”) for the Extraordinary General Meeting. The Company’s shareholders of record as of the close of business on the Record Date are referred to herein as “ Shareholders ”. In connection with the Third Extension (as defined below), a total of 8 Shareholders have elected to redeem an aggregate of 80,694 Class A Ordinary Shares, representing approximately 1.95% of the issued and outstanding Class A Ordinary Shares as of the Record Date. A summary of the voting results at the Extraordinary General Meeting for the proposal is set forth below.

Proposal 1

The Shareholders approved, by special resolution, the proposal to amend and restate the Company’s Amended and Restated Memorandum and Articles of Association in the form set forth in Annex A of the proxy statement to extend the date by which the Company must (1) consummate a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination (an “ initial business combination ”), (2) cease its operations except for the purpose of winding up if it fails to complete such initial business combination, and (3) redeem all of the Class A Ordinary Shares included as part of the units sold in the Company’s initial public offering that was consummated on February 9, 2021, from February 9, 2024, to April 9, 2024 (the “Extended Date”), and to allow the Company, without another shareholder vote, to elect to further extend the date to consummate a business combination up to four times by an additional month each time after the Extended Date, upon two days’ advance notice prior to the applicable deadline, for a total of up to six months, to August 9, 2024 (the “Third Extension” and such proposal, the “Extension Proposal”). The voting results for such proposal were as follows:

For	Against	Abstain	Broker Non-Votes
12,157,147	1,786	100	-

Effective February 7, 2024, to effectuate the Third Extension, the Company filed with the Cayman Islands Registrar of Companies the Fourth Amended and Restated Memorandum and Articles of Association of the Company (the “ Fourth A&R Charter ”). The foregoing description of the Fourth A&R Charter does not purport to be complete and is qualified in its entirety by the terms of the Fourth A&R Charter, a copy of which is attached hereto as Exhibit 3.1 and incorporated herein by reference.

Proposal 2

The proposal to adjourn the Extraordinary General Meeting to a later date or dates, if necessary or convenient, (i) to permit further solicitation and vote of proxies in the event that there were insufficient votes for, or otherwise in connection with, the approval of the Extension Proposal or (ii) if the Company’s board of directors determines before the Extraordinary General Meeting that it is not necessary or no longer desirable to proceed with the Extension Proposal, was not presented at the Extraordinary General Meeting, and the Extension Proposal received a sufficient number of votes for approval.

Additional Information and Where to Find It

This Current Report on Form 8-K relates to a proposed Business Combination. The Company has filed a registration statement on Form S-4, which includes a preliminary proxy statement/prospectus (the “ Registration Statement ” and, such proxy statement/prospectus, the “ Proxy Statement/Prospectus ”), with the U.S. Securities and Exchange Commission (the “ SEC ”). A definitive Proxy Statement/Prospectus will be mailed to the Company’s shareholders as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the Proxy Statement/Prospectus, without charge, at the SEC’s website at www.sec.gov or by directing a request to: RMG Acquisition Corp. III, 57 Ocean, Suite 403, 5775 Collins Ave, Miami Beach, Florida 33140.

This communication may be deemed to be offering or solicitation material in respect of the Business Combination, which will be submitted to the shareholders of the Company for their consideration. the Company urges investors, shareholders and other interested persons to carefully read the preliminary and definitive Proxy Statement/Prospectus as well as other documents filed with the SEC (including any amendments or supplements to the Proxy Statement/Prospectus, as applicable), in each case, before making any investment or voting decision with respect to the Business Combination, because these documents will contain important information about the Company, H2B2 and the Business Combination.

Participants in the Solicitation

the Company and its directors and executive officers may be considered participants in the solicitation of proxies with respect to the Business Combination described herein under the rules of the SEC. Information about the directors and executive officers of the Company and a description of their interests in the Company and the Business Combination are set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on April 18, 2023, the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, which was filed with the SEC on November 20, 2023, and the Registration Statement. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of any business combination. This release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the “safe harbor” provisions on the United States Private Securities Litigation Reform Act of 1995 that are not historical facts, and involve risks and uncertainties that could cause actual results to differ materially from those expected and projected. All statements, other than statements of historical fact included in this Current Report on Form 8-K are forward-looking statements including, without limitation, regarding the Company’s financial position, business strategy, the plans and objectives of management for future operations and the Company’s previously-announced Business Combination with H2B2. Words such as “expect,” “believe,” “anticipate,” “intend,” “estimate,” “seek” and variations and similar words and expressions are intended to identify such forward-looking statements. Such forward-looking statements relate to future events or future performance, but reflect management’s current beliefs, based on information currently available. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward-looking statements. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, please refer to the Risk Factors section of the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on April 18, 2023, the Company’s subsequent Quarterly Reports on Form 10-Q, the Company’s preliminary prospectus/proxy statement included in the Registration Statement originally filed by the Company with the SEC on July 6, 2023, as amended from time to time, and elsewhere in the Company’s filings with the SEC. the Company’s securities filings can be accessed on the EDGAR section of the SEC’s website at www.sec.gov. Except as expressly required by applicable securities law, the Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

3.1	Fourth Amended and Restated Memorandum and Articles of Association of the Company.

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*          Furnished herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 9, 2024

RMG ACQUISITION CORP. III

By:	/s/ Robert S. Mancini
Name:	Robert S. Mancini
Title:	Chief Executive Officer